ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

June 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2007 JUN 25 A 5:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

07024670

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 18, 2007 (ASX – Appendix 3B, New Issue announcement, application for quotation of additional securities and agreement)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,601
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Unlisted Employee Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
483,553,344	ORD
7,700,000	Convertible Notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,000,000	Consultants options (expiring on 30 June 2008)
200,000	Consultants options (expiring on 30 Sept 2008)
300,000	Consultants options (expiring on 30 Sept 2008)
1,500,000	Consultants options (expiring on 30 June 2008)
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010)
7,500,000	Incentive Options (expiring on 31 July 2010)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

Sign here: (Director) Date 15 June 2007

Print name: MICHAEL EVANS

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 19, 2007 (ASX – Announcement & Media Release: Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 June 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lake Long Project, Lafourche Parish, South Louisiana
Gas shows in Upper and Middle Hollywood targets in SL 328 # 9 Deep Well
Drilling ahead toward Lower Hollywood target (FAR 10.1875 percent)

The SL328 # 9 well on the Hollywood Prospect, Lake Long, South Louisiana, is currently at 12,308 feet measured depth (12,246 feet true vertical depth) drilling ahead vertically through target Hollywood Sand objectives toward planned total measured depth of 13,550 feet.

Gas shows have been encountered while drilling both the Upper and Middle Hollywood objectives and the well is now drilling toward the final Lower Hollywood target. Gas show details follow:

- the Upper Hollywood objective at 11,742 feet measured depth (11,680 feet vertical depth) recorded a drilling break with a coincident gas show on the mud log over a 30 foot interval. Peak gas show was 390 units (~ 5 times background) seen through 15 pound mud weight. Sands appear laminated from the LWD gamma/resistivity logs but have produced from a similar looking sand section in the AMOCO SL 328 #28 well in the Lake Long field;

- the Middle Hollywood objective at 12,222 feet measured depth (12,160 feet vertical depth) appears to have 26 feet of net pay based on LWD gamma/resistivity logs. A drilling break with a coincident gas show on the mud log was also evident at this depth. Peak gas show was 130 units (~ 3 times background) seen through 16 pound mud weight. These sands which exhibit seismic amplitude anomalies have also produced from wells in the field (particularly from FAR's nearby down dip Palace SL 328 #1 well in a separate structure).

The significance of these shows and LWD observations will be not be known until they are fully evaluated by electric logs once total depth has been reached.

Background

The well is targeting multi-pay Hollywood objectives, lying between 11,800 feet measured depth (11,700 feet true vertical depth) and planned total measured depth of 13,550 feet, which have been estimated by the Operator to have a cumulative potential of 21.7 billion cubic feet of gas and 760,000 barrels of condensate . The prospect is considered to be relatively low risk given good 3D seismic amplitude support of the multi-pay targets and nearby well control.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Commenting on the Lake Long announcement, FAR's executive Chairman Michael Evans said:

"FAR enjoys a 100 percent completion rate within the Lake Long field and subject to confirmation by high resolution wireline logging (and possibly sidewall cores and formation tests) early indications are that we will replicate the success achieved in our initial Hollywood discovery."

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au